FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (the Bank) on April 29, 2008, regarding its results for the first quarter ended on March 31, 2008.

2008 First Quarter Results

FINANCIAL HIGHLIGHTS
Santiago, Chile, April 29, 2008 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced its results for the first quarter ended March 31, 2008.

Financial figures included in this document for periods before 2008 correspond to Banco de Chile as it existed prior to the merger with Citibank Chile.

  Banco de Chile (hereinafter the “Bank”) obtained net income of Ch$60,100 million in the first quarter of 2008, which represents an increase of 17.5% when compared to Ch$51,151 million recorded in 1Q07.

  ROAE for 1Q08 was 21.3% as compared to 22.2% for 1Q07. The 1Q08 figure includes extraordinary income and expenses related to the merger with Citibank Chile for a net total amount of Ch$(4,063) million.

  The Bank’s total loans to customers reached Ch$11,699,986 million as of March 31, 2008, representing a 22.0% annual growth and a market share of 19.4% as of March 31, 2008.

  In January 2008, new accounting regulations issued by the Superintendency of Banks came into effect, which modified the presentation format of financial statements. For analysis purposes, these changes were also done for the prior quarters.(See page 11).

Selected Financial Data (in constant Ch$ of March 31, 2008, except for percentages)				% Change 1Q08/1Q07
	1Q07	4Q07	1Q08

Income Statement (Millions of Chilean pesos)
Net financial income(1)	111,738	150,072	155,732	39.4%
Fees and Commissions, net	42,845	46,190	47,042	9.8%
Gains (Losses) on financial instruments	3,548	(728)	6,964	96.3%
Other operating income	5,045	9,761	50,796	906.9%
Operating revenues	163,176	205,295	260,534	59.7%
Provisions for loan losses	(13,672)	(13,643)	(26,033)	90.4%
Operating expenses	(90,957)	(92,036)	(160,178)	76.1%
Net income	51,151	79,345	60,100	17.5%

Earnings per Share (Chilean pesos)
Net income per share	0.74	1.10	0.75	1.4%
Book value per share	11.31	14.72	14.25	26.0%

Balance Sheet (Millions of Chilean pesos)
Loans to customers	9,590,070	10,672,104	11,699,986	22.0%
Total assets	12,729,140	13,484,322	15,340,898	20.5%
Equity	780,851	1,059,805	1,139,039	45.9%

Ratios
Profitability
Return on average assets (ROAA)	1.60%	2.40%	1.66%
Return on average equity (ROAE)	22.2%	30.8%	21.3%
Net Financial Margin(2)	4.0%	5.0%	4.9%
Efficiency ratio	55.7%	44.8%	61.5%
Credit Quality
Past due loans / Total loans	0.71%	0.58%	0.55%
Allowances for loan losses/ Total loans	1.38%	1.24%	1.40%
Allowances for loan losses/ Past due loans	194.7%	214.9%	252.9%
Capital Adequacy
Total capital / Risk adjusted assets	11.1%	10.7%	11.5%

[1] Net interest revenue, foreign exchange transactions, net, gains from derivatives instruments, net and interest revenue from securities.
[2] Net financial income divided by average interest earning assets.

2008 First Quarter Results

First Quarter 2008 Highlights

The Bank

• Merger-related Information. As was previously informed, the merger by absorption of Citibank Chile into Banco de Chile was effective January 1st, 2008. During the first quarter of 2008 the Bank made important progress in its merger process, reducing disruption of client services and focusing mainly in the integration of the information systems and distribution network. As a result of the merger, 108 branches and other points of sales (15 Banco Edwards | Citi; 4 Banco de Chile and 89 Atlas) and 55 ATMs were added to the Bank’s network during 1Q08. Integration of both business models and cultures has been addressed during this period. Costs and charges related to the merger process, mainly consisting of severance payments, assets charge-offs, including intangible assets, technology adjustments, advertising and other marketing expenses, and the impact of Banco de Chile credit risk provisioning model on Citibank Chile’s loan portfolio, amounted to approximately Ch$38,535 million during 1Q08. In addition, during this quarter, Citigroup acquired Banco de Chile’s US branches for US$130 million, which resulted in a positive impact on net income of Ch$34,472 million. In terms of number of clients, Citibank Chile had 56 thousand checking accounts and 291 thousand debtors (including Citibank and Atlas brands) as compared to Banco de Chile’s 508 thousand and 687 thousand, respectively, as of December 2007.

• Distribution of dividends. In the Bank’s Ordinary Shareholders Meeting held on March 27, 2008, distribution and payment of dividend N°196 was approved in the amount of Ch$3.359690 per Banco de Chile common share (Ch$2,158.14/ADS), with charge to the Banco de Chile’s 2007 net income. It was also agreed the distribution and payment of a dividend of Ch$2.626161 per share of the Serial “Banco de Chile-S” with charge to the 2007 net income of Citibank Chile.

• Board of Directors. Due to the end of the legal, statutory three-year term established for the Board of Directors, at the Bank’s Ordinary Shareholders Meeting, held on March 27, 2008, it was agreed to proceed to the election of new members of the Board of Directors. It was also agreed to designate Alternate Directors. The following persons were appointed as Directors: Pablo Granifo (President), Andrónico Luksic (Vice-President), Raúl Anaya, Jorge Awad, Jacob Ergas, Jaime Estévez, Juan Andrés Fontaine, Guillermo Luksic, Gonzalo Menéndez, Francisco Pérez, Fernando Quiroz, Rodrigo Manubens (Alternate Director) and Thomas Fürst (Second Alternate Director).

• Banco de Chile’s total outstanding shares. As a consequence of the merger with Citibank Chile, during 1Q08, Banco de Chile issued 8,443,861,140 ordinary shares. In addition, in March 2008, 120,000,000 shares were subscribed and paid after SAOS sold the same number of options to subscribe arising out of the capital increase agreed upon in the Extraordinary Shareholders Meeting held on May, 17 2007. In addition, 319,951,628 shares, which corresponded to the remaining shares issued by Banco de Chile, in relation to the mentioned capital increase are to be sold through an auction, in ten batches, at the Santiago Stock Exchange on April 30. As a consequence, after April 30th Banco Chile’s current capital would be divided in 80,879,895,984 nominative shares up from 71,996,083,216 as of December 31, 2007.

• Local Bond issuance. During 1Q08 the Bank placed ordinary bonds in the local market for a total amount of UF4 million (US$170 million), with a duration of 4 years and 10 months, at an annual interest rate of 3.45% . These instruments were rated AA+ and AAA by the local risk agencies Feller Rate and Fitch Chile, respectively.

• Banco de Chile signed an agreement with the Chinese development bank. The Bank signed a cooperation agreement with the state owned China Development Bank (CBD), in order to encourage and support investment between both countries.

• Important local recognition. For the second consecutive year Banchile Funds Administrator was recognized by the Chilean business newspaper Diario Financiero together with the Chilean mutual fund association, as the company with more distinctions for the performance of their funds.

2008 First Quarter Results

Financial System Highlights

• The Chilean Financial System posted a net income of Ch$242,812 million in the first quarter of 2008, a decrease of 1.1% as compared to Ch$245,481 million registered in the same period of last year. Lower results mainly reflect higher provisions for loan losses and higher operating expenses, which more than offset the 30.5% increase in operating revenues, driven mainly by the 11.9% annual expansion of the loan portfolio, higher fee income and the positive impact of higher inflation rate. As a consequence, the Return on Average Equity (ROAE) for 1Q08 was 14.5% as compared to 15.7% for 1Q07, and 15.0% for 4Q07.

• Total loans to customers, as of March 31, 2008, amounted US$137,101 million, representing an annual expansion of 11.9% . This increase was led by growth in residential mortgage loans and commercial loans, which increased by 16.4% and 11.0%, respectively. Regarding consumer loans they increased at a lower pace, showing an annual growth of 8.4% .

Since 2008 figures for the financial system are presented in a consolidated basis. As a result, figures for 1Q08 are not totally comparable with figures for prior periods.

2008 First Quarter Results

Banco de Chile 2008 First-Quarter
Consolidated Results

NET INCOME

The Bank posted a consolidated net income of Ch$60,100 million during 1Q08, representing a 17.5% increase as compared to 1Q07. This increase was mainly explained by higher operating revenues led by an increase in net financial income as well as by extraordinary income coming from the sale of foreign branches. These positive factors more than offset the important increase in operating expenses mainly attributed to merger related expenditure and higher provisions for loan losses.

In 1Q08, the Bank reached an annualized return on average assets (ROAA) and an annualized return on average equity (ROAE) of 1.7% and 21.3%, respectively, above the financial system’s comparable figures for the quarter of 1.38% and 14.5% .

Net income from subsidiaries contributed an important 10.5% to the Bank’s consolidated net income. However, their aggregate net income for 1Q08 decreased by 31%, mainly due to lower income accounted for by the Mutual Funds and the Factoring subsidiaries.

The lower contribution of the Mutual Funds subsidiary during 1Q08, compared to 1Q07 and to 4Q07, principally reflected a change in the service agreement for the usage of distribution channels between the Bank and this company, which implied higher revenue for the Bank and higher fee expenses for the subsidiary (with no impact at the consolidated bottom line) and non-recurring charges of approximately Ch$562 million related to merger expenses. As a result of the important growth of this industry, as well as the acquisition of Legg Mason (Chile) General Fund Administrator carried out in January 2008, assets under management by the Bank’s subsidiary increased by 14.1% in the last twelve months, while the number of participants grew by 26.3% in the same period, reaching thus a market share of 24.5% during March, 2008. Lower results of the Factoring subsidiary were mainly caused by the impact of a higher inflation rate during 1Q08 as most of the company’s assets, denominated in nominal Chilean pesos, are mostly financed by UF-denominated interest bearing liabilities.

The Securities Brokerage and Financial Advisory subsidiaries also accounted for lower net income during 1Q08 as compared to 1Q07. Net income recorded by the Securities Brokerage subsidiary has been affected by the stock exchange turbulence which has implied a decrease of 20% in the average of volume stock transactions. In turn, during 1Q08 the Financial Advisory subsidiary materialized a lower number of business transactions and, at the same time, incurred in severance expenses related to the merger process.

The result of the Insurance Brokerage subsidiary increased by 19.3% mainly due to higher fee income coming from sales of insurance policies to the Citibank retail client base.

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	1Q07	4Q07	1Q08	% Change 1Q08/ 1Q07

Bank	41,237	75,707	53,783	30.4%
Foreign Branches	808	(2,174)	0	-
Securities Brokerage	2,536	1,540	2,424	(4.4)%
Mutual Funds	3,460	3,761	1,745	(49.6)%
Insurance Brokerage	808	296	964	19.3%
Financial Advisory	259	305	(36)	-
Factoring	2,018	130	947	(53.1)%
Securitization	(20)	80	(15)	(25.0)%
Promarket (sales force)	(128)	(144)	90	-
Socofin (collection)	119	(184)	172	44.5%
Trade Services	54	28	26	(51.9)%

Total equity holders of the parent Bank of Chile	51,151	79,345	60,100	17.5%

Total net income decreased by 24.3% in 1Q08 as compared to the previous quarterly figure. This decrease was mainly a result of lower net income accounted in the Bank’s line as a consequence of merger related operating expenses, higher provisions for loan losses and lower benefits from the variation of the inflation rate. Lower results were partially offset by higher extraordinary other operating income already explained.

2008 First Quarter Results

NET FINANCIAL INCOME

Net financial income increased to Ch$155,732 million in 1Q08 compared to Ch$111,738 million in 1Q07, mainly as a result of the combined effects of a 14.2% growth in average interest earning assets and to an increase of 87 basis points in net financial margin from 3.99% in 1Q07 to 4.86% in 1Q08.

(in millions of Chilean pesos)	1Q07	4Q07	1Q08	% Change 1Q08/ 1Q07

Interest revenue	200,519	330,439	312,629	55.9%
Interest expense	(101,830)	(190,263)	(155,575)	52.8%
Foreign Exchange transactions, net	904	10,731	(20,823)	-
Interest revenue from trading instruments	13,858	15,648	10,811	(22.0%)
Gains (losses) from derivatives contracts	(1,713)	(16,483)	8,690	-

Net Financial Income	111,738	150,072	155,732	39.4%

Avg. Int. earning assets	11,210,310	12,000,513	12,807,143	14.2%
Net Financial Margin(1)	4.0%	5.0%	4.9%	-

The increase in average interest earning assets between 1Q08 and 1Q07 was mainly caused by a 21.7% growth in the average loan portfolio, driven by both an organic loan growth and the incorporation of Citibank Chile’s loan portfolio, which more than offset the decrease in the average securities portfolio between the same periods.

The increase in net financial margin during the mentioned quarters was mainly due to:

• A higher contribution from non-interest bearing liabilities, principally demand deposits, as a result of the increase of nominal interest rates (average short-term interest rate was 6.23% in 1Q08 and 5.03% in 1Q07).

• The increase in the inflation rate, measured by 1.0% fluctuation of the UF during 1Q08, compared to a 0.2% in 1Q07, which implied that during 1Q08 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by non-interest bearing liabilities.

• A more favorable funding structure mainly as a consequence of the incorporation of Citibank Chile (the ratio of interest bearing liabilities to interest earning assets improved to 72.2% in 1Q08 from 79.7% in 1Q07).

• Higher lending spreads derived from the increased participation of higher –yielding retail loans coming from Citibank Chile loan portfolio.

The aforementioned factors, which positively affected the net financial income, were partially offset by a negative repricing effect in 1Q08 compared to 1Q07 derived from an increase in short-term interest rates (as the Bank’s liabilities reprice faster than its assets). The Chilean Central Bank increased the monetary policy interest rate by 25 basis points during 1Q08 as compared to a decrease of 25 basis points during 1Q07.

Net financial income for 1Q08 compared to 4Q07 increased by 3.8% mainly as a result of a 6.7% expansion of average interest earning assets, principally as a consequence of the merger, partially offset by a slight decrease in the net financial margin from 5.0% in 4Q07 to 4.86% in 1Q08.

Net financial margin during 1Q08 showed a slight decrease as compared to the previous quarter as the positively effects of a better funding structure and a increase in spreads were more than compensated with the impact of a lower inflation rate, which implied that during 1Q08, the Bank earned lower interest income on the portion of UF denominated interest earning assets financed by non-interest bearing liabilities. The inflation rate measured by the UF variation was 1.0% in 1Q08 as compared to a 2.3% in 4Q07.

________________________________________________________
1 Net financial income divided by average interest earning assets.

2008 First Quarter Results

FEES AND COMMISSIONS, NET

Fees and Commissions, net, by Company

(in millions of Chilean pesos)	1Q07	4Q07	1Q08	% Change
				1Q08 / 1Q07

Bank	23,383	25,617	27,367	17.0%
Foreign Branches	621	175	0	(100.0)%
Mutual Funds	8,031	9,887	8,870	10.4%
Financial Advisory	401	534	189	(52.9)%
Insurance Brokerage	3,186	2,748	4,447	39.6%
Securities Brokerage	4,201	3,992	2,520	(40.0)%
Factoring	203	289	252	24.1%
Socofin	2,748	2,862	3,317	20.7%
Securization	0	0	0	-
Promarket	0	54	51	-
Trade Services	71	32	29	(59.2)%

Total Fees and Commissions, net	42,845	46,190	47,042	9.8%

Total fees and commissions, net increased by 9.8% from Ch$42,845 million in 1Q07 to Ch$47,042 million in 1Q08. This was as a result of the 19.2% increase in the number of checking accounts holders and the 48.7% increase in the number of debtors during the last twelve months, primarily Citibank customers. This growth in the number of customers implied mainly higher fee income related to checking accounts and debit accounts, ATMs and credit cards. Regarding credit cards, the Bank incorporated to its credit card portfolio the Diners credit card, previously administered by Citibank Chile oriented to high income individuals.

The increase in fee income was also attributable to higher fees obtained from insurance products, mutual funds and collection services. The aforementioned positive factors were partially offset by higher fees paid to the sales force, lower fees accounted by the Securities Brokerage subsidiary and lower fees from the Foreign Branches as they were sold during 1Q08.

Overall, fee income coming from subsidiaries increased by 4.4% . The higher contribution of the Insurance brokerage subsidiary was mainly related to the merger with the former Citibank Chile insurance brokerage, as well as due to higher fees related to Atlas consumer division. The mutual fund subsidiary accounted for higher fees as a consequence of an increase of 26.3% in the number of clients and an increase of 14.1% in assets under management during the last twelve-months. The lower fee income generated by the Securities brokerage responded to a lower volume of stock transactions and lower fees generated by its investment banking unit.

During 1Q08 fees experienced a moderate increase as compared to 4Q07 as higher fees coming from Citibank Chile’s business were partially offset by lower fees accounted by the Securities Brokerage and Mutual Fund subsidiaries. It is important to point out that fees derived from the Bank’s core business and fees coming from the Insurance Brokerage business were positively impacted by the expansion of the retail customer segment.

GAINS (LOSSES) ON FINANCIAL INSTRUMENTS, NET

(in millions of Chilean pesos)	1Q07	4Q07	1Q08	% Change
				1Q08 / 1Q07

Gains (losses) on financial instruments, net	3,548	(728)	6,964	96.3%

During 1Q08 the Bank recorded Ch$6,964 million on the securities portfolio, an increase from Ch$3,548 million in 1Q07 as long-term interest rates decreased by 30 basis points in 1Q08, while in 1Q07 this rate decreased by only 9 basis points. Regarding losses accounted in 4Q07, they were mainly explained by the global financial turmoil during the second half of 2007, which implied losses on the value of the Bank’s investment portfolio related to Latin American securities. In addition losses resulting from Chilean securities booked in foreign branches caused mainly by an increase of 68 basis points in Chile’s country risk during the second half of 2007 were also accounted in 4Q07.

OTHER OPERATING INCOME

Other operating income amounted to Ch$50,796 million in 1Q08 as compared to Ch$5,045 million in 1Q07 and Ch$9,761 million in 4Q07. The significant increase was mainly attributable to the sale of foreign branches, which accounted for Ch$42,872 million in this line item. Excluding this extraordinary effect, other operating income amounted to Ch$7,924 million in 1Q08. During 4Q07, the Bank posted Ch$9,761 million in other operating income. This higher amount was principally due to significant incomes from the sale of assets received in lieu of payment.

2008 First Quarter Results

PROVISIONS FOR LOANS LOSSES

Provisions for loan losses amounted to Ch$26,033 million in 1Q08 as compared to Ch$13,672 million in 1Q07 and Ch$13,643 million in 4Q07. The increase in the Bank’s overall provisions for loan losses was mainly the result of: (i) the incorporation of the Citibank’s Chile loan portfolio as a result of the merger, (ii) the unification of the credit risk criteria and the homologation of classifications between the loan portfolios of the merged banks and, (iii) organic growth and higher risk levels associated mainly to the consumer portfolio as a consequence of a less favorable economic environment.

As a result, the Bank’s ratio of provisions for loan losses net of recoveries to average loans increased to 0.88% in 1Q08 compared to 0.57% in 1Q07. Despite this growth, the Bank figure remains quite below the system’s average of 1.15% for the current quarter, reflecting the Bank’s conservative credit policy and strong collection procedures. On the other hand, the ratio of recoveries to average loans decreased to 0.26% in 1Q08 from 0.34% in 1Q07.

As compared to 4Q07, provisions for loan losses increased by Ch$12,390 million in 1Q08 as a result of the aforementioned merger impact and, to a lesser extent, due to a lower amount of loan loss recoveries.

Allowances and Provisions

(in millions of Chilean pesos)	1Q07	4Q07	1Q08	% Change
				1Q08/ 1Q07

Allowances

Allowances at the beginning of each period	126,368	128,081	132,845	5.1%
Citibank Chile balances as of January 1, 2008	0	0	21,007
Price-level restatement	(183)	(2,864)	(1,238)	576.5%
Charge-off	(15,520)	(17,118)	(22,296)	43.7%
Provisions for loan losses established, net	21,907	24,746	33,628	53.5%

Allowances at the end of each period	132,572	132,845	163,946	23.7%

Provisions for loan losses

Provisions for loan losses established	(21,907)	(24,746)	(33,628)	53.5%
Loan loss recoveries	8,235	11,103	7,595	(7.8)%

Provisions for loan losses	(13,672)	(13,643)	(26,033)	90.4%

Ratios

Allow ances for loan losses/ Total loans	1.38%	1.24%	1.40%
Provisions for loan losses / Avg. Loans	0.57%	0.52%	0.88%
Charge-offs / Avg. Loans	0.64%	0.65%	0.76%
Recoveries / Avg. Loans	0.34%	0.42%	0.26%

OPERATING EXPENSES

Total operating expenses in 1Q08 amounted to Ch$160,178 million, an increase of 76.1% as compared to Ch$90,957 million in 1Q07, primarily as a result of the incorporation of the Citibank’s cost base. In addition, this increase was mainly driven by merger related expenses, which do not represent on-going costs of the integrated combined organization.

During 1Q08 the Bank recognized approximately Ch$ 43,935 million in operating costs and charges related to the merger process, which mainly consisted of: (i) severance payments, as a consequence of headcount reduction, (ii) advisory expenses (technological, outplacement and financial), (iii) remodeling and refurbishment of branches and headquarter offices, (iv) marketing and advertising expenses, (v) acceleration of goodwill amortization of Atlas and, (vi) charge-off of discontinued communication equipment.

2008 First Quarter Results

Excluding merger expenses, operating expenses would have increased by 27.8%, equivalent to the former Citibank Chile’s operating expenses net of 1Q08 impact of realized cost synergies for an amount of approximately Ch$2,900 million.

Regarding the efficiency ratio, it increased to 61.5% in 1Q08 (53.4% adjusted for non-recurring income and expenses) from 55.7% in 1Q07.

Operating Expenses

(in millions of Chilean pesos)	1Q07	4Q07	1Q08	% Change
				1Q08/ 1Q07

Staff expenses	(48,831)	(50,832)	(86,787)	77.7%
Administrative expenses	(30,896)	(32,721)	(42,814)	38.6%
Depreciation and amortization	(5,762)	(6,492)	(10,906)	89.3%
Other operating expenses	(5,468)	(1,991)	(19,671)	259.7%
Total operating expenses	(90,957)	(92,036)	(160,178)	76.1%

Efficiency Ratio*	55.7%	44.8%	61.5%	-

* Operating expenses/Operating revenues

LOSS (GAINS) FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$7,174 million in 1Q08 as compared to Ch$1,303 million during 1Q07, primarily as a result of: (i) a higher inflation rate used for adjustment purposes of 0.82% for 1Q08 from a 0.23% in 1Q07 and, (ii) an increase in the net amounts of non-monetary assets and liabilities due to the merger.

INCOME TAX

In 1Q08, the Bank recorded a tax expense of Ch$7,912 million as compared to Ch$6,152 million in 1Q07, reflecting effective tax rates of 11.6% and 10.7%, in the respective periods.

LOAN PORTFOLIO

As of March 31, 2008, the Bank’s total loans to customers amounted to Ch$11,699,986 million, posting an annual expansion of 22.0% . This expansion was equally driven by an organic growth and by the incorporation of the loan portfolio of Citibank Chile, which reached Ch$1,020,868 million as of December 31, 2007. In terms of number of debtors, they increased from 621,194 as of March 2007 to 930,652 as of March 2008.

Commercial loans registered an annual expansion of 20.3% mainly fueled by commercial credits and foreign trade loans and, to a lesser extent, by lease contracts. Consumer loans grew by an important 41.7%, implying an increase in its contribution to the total loan portfolio from 13.3% as of March 2007 to 15.5% as of March 2008. This increase was mainly the consequence of the incorporation of Citibank Chile’s consumer portfolio, and also due the marketing campaigns launched by the Bank fostering installment loans and credit cards. Residential mortgage loans increased by a 14.3% during the last twelve-months as the Bank has placed a special focus on promoting the sale of these loans in order to establish a long-term relationships with its customers.

The 9.6% quarterly loan growth was mainly the result of a 34.4% consumer loan expansion, related to the retail segment as a consequence of the incorporation of Citibank’s consumer division and an increase of approximately 74,300 high income individual debtors. Also the 7.0% growth in commercial loans mainly related to commercial credits of the financial services, retail and manufacturing sectors, as well as foreign trade loans contributed to the mentioned increase. In terms of segments, during the quarter, the retail sector grew by approximately 12.2%, while the wholesale segment grew by 9.5% . However, these increases were partially offset by a decrease in loans booked in foreign branches which were closed in 1Q08.

2008 First Quarter Results

Total Loans to Customers

(in millions of Chilean pesos)	Mar-07	Dec-07	Mar-08	% Change	% Change
				12 - months	1Q08/ 4Q07

Commercial Loans	6,526,388	7,336,524	7,848,376	20.3%	7.0%
Commercial credits	4,517,188	5,130,892	5,649,833	25.1%	10.1%
Mortgage loans	263,690	201,099	200,314	(24.0)%	(0.4)%
Foreign trade loans	769,325	873,229	946,573	23.0%	8.4%
Factoring	374,376	473,599	389,405	4.0%	(17.8)%
Leasing contracts	601,809	657,705	662,251	10.0%	0.7%
Residential Mortgage Loans	1,783,623	1,986,360	2,038,199	14.3%	2.6%
Consumer Loans	1,280,059	1,349,220	1,813,411	41.7%	34.4%

Total loans to customers	9,590,070	10,672,104	11,699,986	22.0%	9.6%

Past Due Loans

(in millions of Chilean pesos)	Mar-07	Dec-07	Mar-08	% Change	% Change
				12 - months	1Q08/ 4Q07

Commercial loans	50,865	46,723	46,127	(9.3)%	(1.3)%
Consumer loans	7,616	6,299	10,896	43.1%	73.0%
Residential mortgage loans	9,595	8,797	7,811	(18.6)%	(11.2)%

Total Past Due Loans	68,076	61,819	64,834	(4.8)%	4.9%

Past due loans amounted to Ch$64,834 million as of March 31, 2008, showing an annual decline of 4.9%, mainly driven by an important reduction in delinquency of commercial loans and, to a lesser extent, in residential mortgage loans. This decrease was partially offset by an increase in past due loans related to consumer loans mainly as a result of the significant expansion reached by the Bank’s consumer portfolio and the higher levels of risk registered by the whole industry in these loans.

As a consequence, the ratio of past due loans to total loans to customers improved to 0.55% in 1Q08 from 0.71% in 1Q07 or 0.58% in the previous quarter. In addition, allowances for loan losses to past due loans increased to 252.9% in 1Q08 from 194.7% in 1Q07 or 214.9% in 4Q07.

FUNDING

Total liabilities amounted to Ch$14,201,859 million as of March 31, 2008, an annual expansion of 18.9% mainly as a consequence of the merger, which increased both non-interest bearing liabilities and interest bearing liabilities. Non-interest bearing liabilities increased by 34.9% during the last twelve months principally fueled by an important expansion in derivative instruments, because of the merger, and in current accounts, boosted by the client base growth.

The 13.3% annual expansion in interest bearing liabilities also contributed to the increase in total liabilities, mainly as a consequence of: (i) the 9.5% increase in time deposits and saving accounts mainly due to the merger and, to a lesser extent, to (ii) an increase in borrowings from financial institutions as the Bank has increased foreign borrowings and, (iii) an expansion in debt issued as the Bank issued a total amount of UF12 million (Ch$237,870 million) in other bonds in the local market during the last twelve-months.

Regarding the 14.3% quarterly increase in total liabilities, it is also explained by the positive effects of the merger mainly in terms of checking accounts and time deposits, as well as by a significant increase in derivative instruments and, to a lesser extent, by an increase in securities sold under repurchase agreement accounted for by the securities brokerage subsidiary.

2008 First Quarter Results

Funding

(in millions of Chilean pesos)	Mar-07	Dec-07	Mar-08	% Change	% Change
				12 - months	1Q08/4Q07

Non-interest Bearing Liabilities
Current Accounts	2,012,374	1,977,121	2,342,001	16.4%	18.5%
Demand deposits	567,939	555,080	466,068	(17.9)%	(16.0)%
Derivative intruments	59,585	121,123	749,042	1,157.1%	518.4%
Transactions in the course of payment	163,400	67,329	270,699	65.7%	302.1%
Other	256,772	243,279	300,483	17.0%	23.5%
Subtotal	3,060,070	2,963,932	4,128,293	34.9%	39.3%
Interest Bearing Liabilities
Savings accounts & Time Deposits	6,367,652	6,603,583	6,972,302	9.5%	5.6%
Securities sold under repurchase agreement	306,871	304,395	432,148	40.8%	42.0%
Borrow ings from Financial Inst.	606,689	864,188	906,747	49.5%	4.9%
Debt issued	1,550,983	1,629,461	1,688,020	8.8%	3.6%
Mortgage Finance bonds	484,131	400,512	400,044	(17.4)%	(0.1)%
Subordinated bonds	438,347	449,966	440,970	0.6%	(2.0)%
Other bonds	628,505	778,983	847,006	34.8%	8.7%
Other	56,024	58,958	74,349	32.7%	26.1%
Subtotal	8,888,219	9,460,585	10,073,566	13.3%	6.5%

Total Liabilities	11,948,289	12,424,517	14,201,859	18.9%	14.3%

SECURITIES PORTFOLIO

As of March 31, 2008, the Bank’s securities portfolio totaled Ch$1,368,877 million, a 16.4% and 3.8% annual and quarterly decrease, respectively. The annual decrease was mainly related to lower exposure in Central Bank securities as well as in foreign countries securities. The latter were impacted by the sale of the foreign branches, which explains the quarterly decrease. As of March 2008, the Bank had 87% of its securities portfolio classified as trading securities out of which 32.6% were Central Bank securities.

Financial Securities

(in millions of Chilean pesos)	Mar-07	Dec-07	Mar-08	% Change	% Change
				12 - months	1Q08/4Q07

Trading securities	1,582,307	1,423,161	1,193,041	(24.6)%	(16.2)%
Available for sale	37,271	0	175,836	371.8%	-
Held to maturity	17,241	0	0	(100.0)%	-

Total Financial Securities	1,636,819	1,423,161	1,368,877	(16.4)%	(3.8)%

On March 31, 2008, the securities portfolio was allocated as follows:

EQUITY

As of March 31, 2008, the Bank’s Equity totaled Ch$1,139,039 million (US$2,297 million), 45.9% higher as compared to 1Q07, mainly as a consequence of an increase in capital and reserves.

The growth in capital and reserves was related to the capital increase of approximately Ch$87,163 million in 3Q07 and the Bank incorporation of Ch$304,237 million in equity from Citibank Chile in 1Q08. The Tier 1 ratio (basic capital to risk adjusted assets) of Banco de Chile increased from 7.01% in 4Q07 to 8.69% in 1Q08 primarily as a result of the merger, as Tier 1 ratio of Citibank Chile was a solid 23.8% .

As of March 31, 2008, on a consolidated basis, Basic Capital to Total Assets reached 6.72% while Total Capital to Risk-Adjusted Assets (BIS ratio) posted 11.50%, both ratios above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

In compliance with new accounting guidelines from the Chilean Superintendency of Banks, Banco de Chile booked a provision for minimum dividends of Ch$ 42,070 million during the first quarter of 2008. This corresponds to 70% of the net income for the period.

2008 First Quarter Results

NEW ACCOUNTING STANDARDS

During 2006, the Chilean Superintendency of Banks began a process of convergence to international accounting standards. That year, new accounting rules for the valuation of securities and derivative instruments, new guidelines for hedge accounting, and the reclassification of some Balance Sheet items were adopted.

Continuing this effort, in January 2008 the Chilean banking system adopted new formats for financial statements. These formats contain new items and require reclassifications within new and existing items. The changes have an impact on both the Balance Sheet and Income Statement of the Bank. For comparison purposes, these reclassifications were also done for the prior periods.

The main reclassified items were the following:

Balance Sheet - Assets

• “Loans to Customers” has been created, which classifies all items previously contained in “Loans”, except:

o “Loans and advances to Banks”, classified as a separate line item.

o “Contingent Loans”, which are no longer accounted for in the Balance Sheet.

o “Credit Card Receivables”, previously classified as “Other Assets”, is now classified within “Consumer Loans” or “Commercial Loans”.

• “Loans and advances to Banks” is now shown as a separate item, and includes:

o “Interbank Loans”, previously classified within “Loans”.

o All other loans to financial institutions, previously classified under “Commercial Loans”.

• “Intangible Assets” has been created, which classifies non-monetary assets such as goodwill and capitalized software development costs, previously classified under “Other Assets”.

• “Current Tax Assets” and “Deferred Tax Assets”, previously shown under “Other Assets” are now shown as separate items.

• “Transactions in the course of collection” has been created, which classifies:

o Cash from customer transactions awaiting payment, previously classified under “Other Assets”.

o “Clearing Account”, previously classified under “Cash and Due from Banks”.

Balance Sheet - Liabilities

• “Contingent Liabilities”, previously classified under “Other Liabilities”, are no longer accounted for in the Balance Sheet.

• “Borrowings from financial institutions” has been created, which classifies the following items previously classified under “Borrowings”:

o “Central Bank Borrowings”,

o “Borrowings from Domestic Financial Institutions”,

o “Foreign Borrowings”.

• “Debt Issued” has been created, which classifies the following items previously classified under “Borrowings”:

o “Mortgage Finance Bonds”,

o “Subordinated Bonds”,

o “Other Bonds”.

• The following items have been created, which were previously classified as “Other Liabilities”

o “Current Tax Liabiliities”,

o “Deferred Tax Liabilities,”

o “Provisions”.

Balance Sheet – Equity

• “Capital and Reserves” is now reflected in five new items:

o “Capital”,

o “Reserves”,

o “Other Accounts”,

o “Retained Earnings from previous periods”,

o “Minority Interest”.

Income Statement

• Interest revenue from “Contingent Loans”, previously classified as “Interest Revenue”, is now shown under “Fees and Commissions”.

• Interest revenue from trading instruments, previously classified as “Net Interest Revenue”, is now shown under “Gains (losses) from trading and brokerage activities”.

• Income from other services, previously classified under “Income from Fees and Other Services”, and “Non-Operating Income” are now classified under the new item “Other Operating Income”.

• “Other Services Expense” and “Non-Operating Expense” are now classified under the new item “Other Operating Expenses”.

• Gains on investments in mutual funds, previously classified under “Income from Fees and Other Services”, are now classified under “Gains (losses) from Trading and Brokerage Activities”.

NEW ACCOUNTING TREATMENT - PROVISION FOR MINIMUM DIVIDENDS

Under new accounting guidelines from the Chilean Superintendency of Banks, all banks shall reflect in their balance sheet a provision for minimum dividends. This provision should reflect the minimum required by local corporate law or an amount in accordance with the company’s dividend policy.

As a result of it, the Balance Sheet now reflects “Provision for Minimum Dividends” adding to “Liabilities- Provisions”, and “Provision for Minimum Dividends” which reduces “Retained Earnings” within “Equity”.

2008 First Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2008 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	1Q07 MCh$	4Q07 MCh$	1Q08 MCh$	1Q08 MUS$	1Q08-1Q07	1Q08-4Q07	Mar.07 MCh$	Dec.07 MCh$	Mar.08 MCh$	Mar.08 MUS$	Mar.08-Mar.07

Interest revenue and expense
Interest revenue	200,519	330,439	312,629	712.0	55.9%	(5.4) %	200,519	1,114,642	312,629	712.0	55.9%
Interest expense	(101,830)	(190,263)	(155,575)	(354.3)	52.8%	(18.2) %	(101,830)	(636,657)	(155,575)	(354.3)	52.8%
Net interest revenue	98,689	140,176	157,054	357.7	59.1%	12.0%	98,689	477,985	157,054	357.7	59.1%

Fees and commissions
Income from fees and commissions	54,206	60,110	60,345	137.4	11.3%	0.4%	54,206	220,057	60,345	137.4	11.3%
Expenses from fees and commissions	(11,361)	(13,920)	(13,303)	(30.3)	17.1%	(4.4) %	(11,361)	(46,376)	(13,303)	(30.3)	17.1%
Total fees and commissions, net	42,845	46,190	47,042	107.1	9.8%	1.8%	42,845	173,681	47,042	107.1	9.8%

Gains (losses) from trading and brokerage activities	15,693	(1,563)	26,465	60.3	68.6%	n/a	15,693	31,091	26,465	60.3	68.6%
Foreign exchange transactions, net	904	10,731	(20,823)	(47.4)	n/a	n/a	904	18,889	(20,823)	(47.4)	n/a
Other operating income	5,045	9,761	50,796	115.7	906.9%	420.4%	5,045	24,189	50,796	115.7	906.9%

Operating revenues	163,176	205,295	260,534	593.4	59.7%	26.9%	163,176	725,835	260,534	593.4	59.7%

Provisions for loan losses	(13,672)	(13,643)	(26,033)	(59.3)	90.4%	90.8%	(13,672)	(52,462)	(26,033)	(59.3)	90.4%

Net operating revenues	149,504	191,652	234,501	534.1	56.9%	22.4%	149,504	673,373	234,501	534.1	56.9%

Operating expenses
Staff expenses	(48,831)	(50,832)	(86,787)	(197.7)	77.7%	70.7%	(48,831)	(191,259)	(86,787)	(197.7)	77.7%
Administrative expenses	(30,896)	(32,721)	(42,814)	(97.5)	38.6%	30.8%	(30,896)	(121,212)	(42,814)	(97.5)	38.6%
Depreciation and amortization	(5,762)	(6,492)	(10,906)	(24.8)	89.3%	68.0%	(5,762)	(23,419)	(10,906)	(24.8)	89.3%
Impairments	0	0	0	0.0	n/a	n/a	0	0	0	0.0	n/a
Other operating expenses	(5,468)	(1,991)	(19,671)	(44.9)	259.7%	888.0%	(5,468)	(25,807)	(19,671)	(44.9)	259.7%
Total operating expenses	(90,957)	(92,036)	(160,178)	(364.9)	76.1%	74.0%	(90,957)	(361,697)	(160,178)	(364.9)	76.1%

Net operating income	58,547	99,616	74,323	169.2	26.9%	(25.4) %	58,547	311,676	74,323	169.2	26.9%

Income attributable to affiliates	59	(747)	863	2.0	1362.7%	n/a	59	(2,063)	863	2.0	1362.7%
Loss from price-level restatement	(1,303)	(12,326)	(7,174)	(16.3)	450.6%	(41.8) %	(1,303)	(38,252)	(7,174)	(16.3)	450.6%

Income before income taxes	57,303	86,543	68,012	154.9	18.7%	(21.4) %	57,303	271,361	68,012	154.9	18.7%

Income taxes	(6,152)	(7,198)	(7,912)	(18.0)	28.6%	9.9%	(6,152)	(27,135)	(7,912)	(18.0)	28.6%

Income for the period	51,151	79,345	60,100	136.9	17.5%	(24.3) %	51,151	244,226	60,100	136.9	17.5%

Equity holders of the parent	51,151	79,345	60,100	136.9	17.5%	-24.3%	51,151	244,226	60,100	136.9	17.5%
Minority interest	0	0	0	0.0	n/a	n/a	0	0	0	0.0	n/a

Net income	51,151	79,345	60,100	136.9	17.5%	(24.3) %	51,151	244,226	60,100	136.9	17.5%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of March 31, 2008, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$439.09 for US$1.00 as of March 31, 2008. Earnings per ADR were calculated considering the nominal net income, and the exchange rate and the number of shares existing at the end of each period.

Financial figures included in this document for periods before 2008 correspond to Banco de Chile as it existed prior to the merger with Citibank Chile.

2007 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2008 and millions of US dollars (MUS$))

ASSETS	Mar 07	Sep 07	Dec 07	Mar 08	Mar-08	% C h a n g e

	MCh$	MCh$	MCh$	MCh$	MUS$	Mar 08-Mar 07	Mar 08-Dec 07

Cash and due from banks	671,629	371,667	375,056	463,892	1,056.5	(30.9) %	23.7%
Transactions in the course of collection	330,952	397,931	306,359	465,561	1,060.3	40.7%	52.0%

Trading securities	1,582,307	1,417,269	1,423,161	1,193,041	2,717.1	(24.6) %	(16.2% )
Securities purchased under resale agreement	40,109	33,528	69,683	38,665	88.1	(3.6) %	(44.5% )
Derivate instruments	47,377	65,336	81,761	743,215	1,692.6	1468.7%	809.0%
Loans and advances to Banks	162,436	314,844	280,823	286,108	651.6	76.1%	1.9%

Loans to customers, net
Commercial loans	6,526,388	6,844,013	7,336,524	7,848,376	17,874.2	20.3%	7.0%
Residential mortgage loans	1,783,623	1,966,978	1,986,360	2,038,199	4,641.9	14.3%	2.6%
Consumer loans	1,280,059	1,314,948	1,349,220	1,813,411	4,129.9	41.7%	34.4%
Loans to customers	9,590,070	10,125,939	10,672,104	11,699,986	26,646.0	22.0%	9.6%
Allowances for loan losses	(132,572)	(128,081)	(132,845)	(163,946)	(373.4)	23.7%	23.4%
Total loans to customers, net	9,457,498	9,997,858	10,539,259	11,536,040	26,272.6	22.0%	9.5%

Available for sale instruments	37,271	10,427	0	175,836	400.5	371.8%	n/a
Held to maturity instruments	17,241	15,804	0	0	0.0	n/a	n/a

Investments in affiliates	8,411	6,085	7,418	9,494	21.6	12.9%	28.0%
Intangible assets	22,751	25,267	26,190	29,941	68.2	31.6%	14.3%
Fixed assets	163,895	164,999	170,443	198,976	453.2	21.4%	16.7%

Current tax assets	4,675	0	0	0	0.0	n/a	n/a
Deferred tax assets	54,607	56,113	45,450	56,799	129.4	4.0%	25.0%
Other assets	127,981	144,755	158,719	143,330	326.4	12.0%	(9.7% )

Total assets	12,729,140	13,021,883	13,484,322	15,340,898	34,938.1	20.5%	13.8%

2007 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2008 and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Mar 07	Sep 07	Dec 07	Mar 08	Mar-08	% C h a n g e

	MCh$	MCh$	MCh$	MCh$	MUS$	Mar 08-Mar 07	Mar 08-Dec 07

Liabilities
Current accounts and demand deposits	2,580,313	2,347,594	2,532,201	2,808,069	6,395.2	8.8%	10.9%
Transactions in the course of payment	163,400	285,898	67,329	270,699	616.5	65.7%	302.1%
Securities sold under repurchase agreement	306,871	259,756	304,395	432,148	984.2	40.8%	42.0%
Saving accounts and time deposits	6,367,652	6,478,995	6,603,583	6,972,302	15,879.0	9.5%	5.6%
Derivate instruments	59,585	90,467	121,123	749,042	1,705.9	1157.1%	518.4%
Borrowings from financial institutions	606,689	716,711	864,188	906,747	2,065.1	49.5%	4.9%
Debt issued	1,550,983	1,554,764	1,629,461	1,688,020	3,844.4	8.8%	3.6%
Other financial obligations	56,024	42,765	58,958	74,349	169.3	32.7%	26.1%
Current tax liabilities	0	7,935	2,937	11,122	25.3	n/a	278.7%
Deferred tax liabilities	21,311	19,337	14,742	14,156	32.2	(33.6) %	(4.0) %
Provisions	65,263	71,313	70,885	113,354	258.2	73.7%	59.9%
Other liabilities	170,198	160,403	154,715	161,851	368.8	(4.9) %	4.6%

Total liabilities	11,948,289	12,035,938	12,424,517	14,201,859	32,344.1	18.9%	14.3%

Equity
Capital	600,528	694,656	726,943	1,003,825	2,286.1	67.2%	38.1%
Reserves	94,142	125,866	92,722	117,862	268.4	25.2%	27.1%
Other accounts	(1,542)	(3,221)	(4,087)	(8,049)	(18.3)	422.0%	96.9%
Retained earnings						n/a	n/a
Retained earnings from previous periods	36,572	0	0	7,354	16.7	n/a	n/a
Income for the period	51,151	168,644	244,226	60,100	136.9	17.5%	(75.4) %
Provisions for minimum dividends	0	0	0	(42,070)	(95.8)	n/a	n/a
Minority interest in consolidated subsidiaries	0	0	1	17	0.0	n/a	1600.0%

Total equity	780,851	985,945	1,059,805	1,139,039	2,594.0	45.9%	7.5%

Total liabilities & equity	12,729,140	13,021,883	13,484,322	15,340,898	34,938.1	20.5%	13.8%

2007 Fourth Quarter and Year End Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	1Q07	4Q07	1Q08	Mar.07	Dec.07	Mar.08

Earnings per Share
Net income per Share (Ch$) (1)	0.74	1.10	0.75	0.74	3.39	0.75
Net income per ADS (Ch$) (1)	444.55	661.24	451.20	444.55	2,035.33	451.20
Net income per ADS (US$) (2)	0.82	1.33	1.03	0.82	4.10	1.03
Book value per Share (Ch$) (1)	11.31	14.72	14.25	11.31	14.72	14.25
Shares outstanding (Millions)	69,038	71,996	80,560	69,038	71,996	80,560

Profitability Ratios (3)(4)
Net Interest Margin	3.52%	4.67%	4.91%	3.52%	4.23%	4.91%
Net Financial Margin	3.99%	5.00%	4.86%	3.99%	4.66%	4.86%
Fees and commissions / Avg. Interest Earnings Assets	1.53%	1.54%	1.47%	1.53%	1.54%	1.47%
Operating Rev enues / Avg. Interest Earnings Assets	5.82%	6.84%	8.14%	5.82%	6.42%	8.14%
Return on Average Total Assets	1.60%	2.40%	1.66%	1.60%	1.93%	1.66%
Return on Average Equity	22.17%	30.84%	21.32%	22.17%	27.42%	21.32%

Capital Ratios
Equity / Total Assets	6.13%	7.86%	7.42%	6.13%	7.86%	7.42%
Basic Capital / Total Assets	5.29%	5.50%	6.72%	5.29%	5.50%	6.72%
Basic Capital / Risk-Adjusted Assets	7.06%	7.01%	8.69%	7.06%	7.01%	8.69%
Total Capital / Risk-Adjusted Assets	11.14%	10.69%	11.50%	11.14%	10.69%	11.50%

Credit Quality Ratios
Past Due Loans / Total Loans to customers	0.71%	0.58%	0.55%	0.71%	0.58%	0.55%
Allowance for Loan Losses / Past due Loans	194.74%	214.89%	252.87%	194.74%	214.89%	252.87%
Allowance for Loans Losses / Total Loans to customers	1.38%	1.24%	1.40%	1.38%	1.24%	1.40%
Provision for Loan Losses / Avg. Loans to customers (4)	0.57%	0.52%	0.88%	0.57%	0.54%	0.88%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	55.74%	44.83%	61.48%	55.74%	49.83%	61.48%
Operating Expenses / Average Total Assets (3) (4)	2.85%	2.78%	4.43%	2.85%	2.86%	4.43%

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	11,210,310	12,000,513	12,807,143	11,210,310	11,311,431	12,807,143
Avg. Assets (million Ch$)	12,756,640	13,246,107	14,465,546	12,756,640	12,638,848	14,465,546
Avg. Equity (million Ch$)	923,083	1,029,074	1,127,771	923,083	890,711	1,127,771
Avg. Loans to customers (million Ch$)	9,673,814	10,521,559	11,773,137	9,673,814	9,731,586	11,773,137
Avg. Interest Bearing Liabilities (million Ch$)	8,934,840	9,233,519	9,252,609	8,934,840	8,913,329	9,252,609

Other Data
Exchange rate (Ch$)	539.37	495.82	439.09	539.37	495.82	439.09

Notes

(1) These figures w ere ex pressed in constant Chilean pesos as of March 31, 2008.
(2) These figures w ere calculated considering the nominal net income, the shares outstanding and the ex change rates ex isting at the end of each period.
(3) The ratios w ere calculated as an av erage of daily balances.
(4) Annualized data.

2007 Fourth Quarter and Year End Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

• changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
• changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
• unexpected developments in certain existing litigation;
• increased costs;
• unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz Chief Executive Officer